UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to                                         .
Commission File No. 001-31970
TRW Automotive Savings Plan for Represented Employees
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

Financial Statements and Supplemental Schedule
TRW Automotive Savings Plan for Represented Employees
Years Ended December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

TRW Automotive Savings Plan for Represented Employees
Financial Statements and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Exhibit

Consent of Ernst & Young LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Committee of the
  TRW Automotive Savings Plan
  for Represented Employees
We have audited the accompanying statements of net assets available for benefits of the TRW Automotive Savings Plan for Represented Employees as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Troy, Michigan
June 26, 2006

TRW Automotive Savings Plan for Represented Employees
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value:
Interest-bearing Cash	$107	$—
Mutual funds	13,967,595	14,735,554
Common/collective trust funds	6,321,085	7,127,964
Participant loans	986,545	1,148,786
Employer securities	18,078	1,817

Net assets available for benefits	$21,293,410	$23,014,121

TRW Automotive Savings Plan for Represented Employees
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions
Investment income:
Interest and dividends	$809,053	$549,088

Contributions:
Employer	207,160	225,474
Employee	1,543,728	1,657,025
Employee Rollover	16,161	—

Total contributions	1,767,049	1,882,499

Net realized and unrealized appreciation in fair value of investments	335,019	912,749

Total additions	2,911,121	3,344,336

Deductions
Benefit payments	4,591,617	3,289,181
Deemed distributions	38,407	12,614
Administrative expenses	1,808	16,136

Total deductions	4,631,832	3,317,931

Net (decrease) increase	(1,720,711)	26,405

Net assets available for benefits at beginning of year	23,014,121	22,987,716

Net assets available for benefits at end of year	$21,293,410	$23,014,121

See notes to financial statements.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements
December 31, 2005 and 2004
1. Description of Plan
The following description of the TRW Automotive Savings Plan for Represented Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined-contribution benefit plan designated to provide eligible employees (represented by a bargaining unit) of a participating plant, division, or subsidiary of Kelsey-Hayes Company (the “Company” or “KH”) with a vehicle to systematically save funds. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).
Employees of five TRW Automotive locations participate in the Plan. They are the Brighton, Mt. Vernon, Kingsway, Jackson, and Fayette plants. Terms for each location are negotiated separately and may differ. The following is a general description of the Plan’s requirements for each participating location. Participants should refer to the plan agreement for more complete information.
Eligibility
Hourly employees of the plants are eligible to participate in the Plan based on applicable collective bargaining agreements, generally after one year of service with the Company.
Employee Contributions
A participant may elect to contribute from 1% to the maximum amount permitted under Internal Revenue Service regulations. The participant may also elect the percentage of their contribution to be allocated to each fund.
Effective July 2005, the Brighton location was closed and all employee and employer contributions ceased. All affected participants from Brighton were immediately vested in the Company contribution portion of their account balances at the date of termination.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Employer Contributions
Under the Mt. Vernon plan agreement, the Company contributes twenty-five cents ($0.25) for each hour that a participant was compensated during the month provided the participant made pre-tax contributions to the Plan of 1% or more and twenty cents ($0.20) per hour prior to March 17, 2003. Under the Brighton plan agreement, the Company contributed fifteen cents ($0.15) for each hour that a participant was compensated during the month until July 2005 when contributions ceased. Additionally, the Company matched up to 50% of the first 2% of the employee’s basic deferred contributions. Under the Jackson agreement, the Company contributes fourteen cent ($0.14) per hour that a participant was compensated during the month provided the participant contributed 3% or more to the Plan. For the Kingsway location, only employee contributions are allowed under the plan agreement. Under the Fayette plan agreement, the Company does not make matching contributions, although the Company may, at its discretion, make a profit sharing contribution.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled can not exceed the participant’s vested account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested if hired prior to July 1, 2001 with seven years of credited service or hired on or after July 1, 2001 with four years of credited service.
Forfeitures
Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to reduce future employer contributions or administrative expenses. During 2004 and 2005, forfeitures were not used to reduce employer contributions.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Allocations
At the end of each calendar quarter, each participant’s account is adjusted to reflect a pro rata share of the net earnings of the Plan. The earnings are allocated based on the participant’s proportionate share of the investment principal of each of the funds.
Loans
Participants may borrow an amount limited to the lesser of 50% of their vested account balance, or $50,000. This loan can be for any purpose, and is payable over 5 to 10 years, depending upon the purpose of the loan. Loans are repayable with interest at a market rate (prime rate plus 1%) determined at the date of application. Principal and interest is paid ratably through regular payroll deductions.
Payment of Benefits
Upon retirement, disability, or death, the entire balance of the participant’s account becomes payable to the participant or the participant’s beneficiary. Upon any other termination of employment, the participant receives the vested portion of their account. Withdrawals of participant contributions are also permitted for financial hardship or upon attainment of age 59-1/2 under certain provisions of the Plan. All benefits are payable in lump sum.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Distributions to participants and beneficiaries will be made at such time after termination of, or discontinuance of, contributions to the Plan as provided by the Plan agreement.
Plan Changes
On July 21, 2004, the Company filed a Form S-8 with the U.S. Securities and Exchange Commission pursuant to which TRW common stock was added as an investment option under the Plan.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
In September of 2004, administration of the Plan was transferred to Fidelity Investments Institutional Operations Company, Inc (“Fidelity”).
Investment Options
The Plan provides for 25 investment options which include the following funds:
•	Fidelity Managed Income Portfolio

•	PIMCO Total Return Fund – Administrative Class

•	Dodge & Cox Balanced Fund

•	Dodge & Cox Stock Fund

•	Lord Abbett Mid-Cap Value Fund – Class A

•	Fidelity Dividend Growth Fund

•	Spartan U.S. Equity Index Fund

•	Lord Abbett Small-Cap Value Fund – Class A

•	Fidelity Blue Chip Growth Fund

•	Artisan Mid Cap Fund

•	Fidelity Small Cap Stock Fund

•	American Funds EuroPacific Growth Fund – Class R5

•	Morgan Stanley International Fund, Inc. – International Equity Portfolio – Class B

•	TRW Stock Fund

•	Fidelity Freedom Income Fund

•	Fidelity Freedom 2000 Fund

•	Fidelity Freedom 2005 Fund

•	Fidelity Freedom 2010 Fund

•	Fidelity Freedom 2015 Fund

•	Fidelity Freedom 2020 Fund

•	Fidelity Freedom 2025 Fund

•	Fidelity Freedom 2030 Fund

•	Fidelity Freedom 2035 Fund

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
•	Fidelity Freedom 2040 Fund

•	Fidelity Magellan Fund (2004 only)

•	DWS RREEF Real Estate Security Fund (2005 only)
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented on the accrual basis of accounting.
Valuation of Investments and Income Recognition
Investments in mutual funds are stated at their aggregate current value based upon quoted market prices. Securities of the Company are valued based upon quoted market prices as of the end of the year. Participant loans are valued at their outstanding balances, which approximate fair value.
Common/collective trust funds are stated at fair value as determined by the trustee. Thereof, the Fidelity Managed Income Portfolio’s policy is to maintain a stable net asset value of $1.00 per unit. The Portfolio is valued daily, and the net asset value per unit is calculated as of the close of business of the New York Stock Exchange. To achieve its investment objective, the Portfolio may invest in short- and long-term investment contracts issued by insurance companies (GICs), some of which may be indexed or include index-structured maturities; investment contracts issued by commercial banks (BICs); synthetic investment contracts, comprising underlying assets (typically fixed-income securities or bond funds) and ‘wrapper’ contract issued by a third-party; and cash-equivalents. Investments in GICs, BICs and synthetic investment contract are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with synthetic investment contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If management becomes aware of an event or events that has or have occurred affecting the Portfolio’s value, an adjustment is recorded. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Unrealized and realized gains or losses are reflected currently in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on an ex-dividend date.
Administrative Expenses
All administrative expenses of the Plan are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassification
Certain amounts in the prior year financial statements have been reclassified to conform with current year presentation.
3. Investments
During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Net Realized and Unrealized
	Appreciation
	in Fair Value
	of Investments
	2005	2004

Mutual funds	$335,408	$693,992
Common/collective trust funds	—	159,227
Pooled separate accounts	—	59,490
Employer securities	(389)	40

	$335,019	$912,749

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
3. Investments (continued)
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2005	2004
PIMCO Total Return Fund — Admin Class	$1,321,116	$1,806,324
Dodge & Cox Balanced Fund	2,203,216	2,419,541
Fidelity Dividend Growth Fund	6,918,094	1,240,116
Fidelity Managed Income Portfolio	6,321,085	7,127,964
Fidelity Magellan Fund	*	6,779,619

*	Investment option not available for period presented.
4. Related Party Transactions
Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

TRW Automotive Savings Plan for Represented Employees
EIN: 13-3369789 Plan Number: 058
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

Identity of Issuer,
Borrower, Lessor		Current
or Similar Party	Description of Investments	Value
American Funds	American Funds EuroPacific Growth Fund — Class R5	$867,131

Fidelity*	Fidelity Blue Chip Growth Fund	149,722
	Fidelity Dividend Growth Fund	6,918,094
	Fidelity Small Cap Stock Fund	90,330
	Fidelity Freedom Income Fund	117,405
	Fidelity Freedom 2015 Fund	107,313
	Fidelity Freedom 2020 Fund	98,602
	Fidelity Freedom 2025 Fund	15,715
	Fidelity Freedom 2030 Fund	51,716
	Fidelity Freedom 2035 Fund	185
	Fidelity Freedom 2040 Fund	11,443
	Managed Income Portfolio	6,321,085
	Spartan US Equity Index Fund	8,687

PIMCO	PIMCO Total Return Fund — Administrative Class	1,321,116

Dodge & Cox	Dodge & Cox Balanced Fund	2,203,216
	Dodge & Cox Stock Fund	976,625

Morgan Stanley	MSI Fund, Inc. – International Equity Portfolio — Class A	53,347

Lord Abbett	Lord Abbett Mid-Cap Value Fund — Class A	418,188
	Lord Abbett Small Cap Value Fund — Class A	202,209

TRW Automotive*	TRW Stock Fund	18,078

DWS	DWS RREEF Real Estate Security Fund	70,834

Other	Interest Bearing Cash	107

Artisan	Artisan Mid Cap Fund	285,717

		20,306,865
Participants*	Participants loans, interest rates range from 5.0% to 10.5%, with various maturity dates	986,545

Total assets held		$21,293,410

*	Parties-in-interest
Note: Historical cost information is not disclosed since all investments are participant directed.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Savings Plan for Represented Employees
(Name of Plan)

	By:	/s/Joseph S. Cantie
Joseph S. Cantie
Date: June 28, 2006		Vice President and Treasurer Kelsey-Hayes Company

TRW AUTOMOTIVE HOLDINGS CORP.
ANNUAL REPORT ON FORM 11-K
INDEX TO EXHIBITS

Exhibit
Number	Documents

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm